AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 1996.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                         Citizens First Financial Corp.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $ .01 Par Value
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   174623-10-8
- -------------------------------------------------------------------------------
                                 (CUSIP Number)
                               James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
                                 (314) 854-4600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 2, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement X. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


THIS STATEMENT CONTAINS ELEVEN (11) PAGES AND THE EXHIBIT INDEX IS ON PAGE SIX
(6).

SCHEDULE 13D
- ------------
CUSIP NO.  174623-10-8                                    Page 2 of 11 Pages
- ----------------------------                              ------------------
- ---------- ---------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    TIDAL INSURANCE LIMITED
                    66-0420778
- ---------- ---------------------------------------------------------------
- ---------- ---------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*              (a)
                                                                         (b) X

- ---------- ---------------------------------------------------------------
- ---------- ---------------------------------------------------------------
3          SEC USE ONLY


- ---------- ---------------------------------------------------------------
- ---------- ---------------------------------------------------------------
4          SOURCE OF FUNDS*

                    BK
- ---------- ---------------------------------------------------------------
- ---------- ---------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)

- ---------- ----------------------------------------------------------------
- ---------- ----------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    BRITISH WEST INDIES
- ---------- ----------------------------------------------------------------
- ------------------- -------- ----------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER

      SHARES                  25,700 Common
                    -------- ----------------------------------------------
                    -------- ----------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                         NONE
                    -------- ----------------------------------------------
                    -------- ----------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                 25,700 Common
                    -------- ----------------------------------------------
                    -------- ----------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                           NONE
- ------------------- -------- ----------------------------------------------
- ---------- ----------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             25,700 Common
- ---------- ----------------------------------------------------------------
- ---------- ----------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*
                                                                           X
- ---------- ----------------------------------------------------------------
- ---------- ----------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.91%
- ---------- ----------------------------------------------------------------
- ---------- ----------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IC, CO
- ---------- ----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

     This statement relates to the Common Stock, $.01 par value (the "Common Stock") issued by Citizens First Financial Corp. ("Citizens"), whose principal executive offices are located at 301 Broadway, Normal, Illinois 61761.


Item 2. Identity and Background

     This statement is filed by Tidal Insurance Limited, a British West Indies corporation ("Tidal"). The controlling shareholder of Tidal is Investors of America, Limited Partnership, a Nevada limited partnership ("Investors"). The general partner of Investors is First Securities America, Inc., a Missouri corporation. James F. Dierberg is the controlling shareholder of First
Securities America, Inc. The directors and officers of Tidal and First Securities America, Inc. are James F. Dierberg (President and Director) and Mary
W. Dierberg (Secretary, Treasurer and Director).

     The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2E, and is incorporated herein by reference.

     The information disclosed in Exhibits 2A through 2E is included pursuant to General Instruction C to Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 25,700 shares of Common Stock covered by this Schedule 13D was $261,759.75, including commissions. Tidal purchased the Common Stock with resources drawn from an existing line of credit negotiated in the ordinary course of business with an unaffiliated bank, as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.


Item 4. Purpose of Transaction

     The shares of Common Stock covered by this statement are being held for investment purposes. Tidal has the following plans with respect to the Common
Stock:

     (a) As described in Item 2 above, Mr. and Mrs. James F. Dierberg control Tidal and Investors. Investors beneficially owns approximately 6.48% of the Common Stock as reported in its separately filed Schedule 13D. Investors holds the Common Stock for investment purposes. Tidal disclaims beneficial ownership of the Common Stock owned by Investors.

     Tidal intends to continually assess the market for the Common Stock. Tidal or an affiliate may purchase additional shares of the Common Stock from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. However, it is recognized that if, in the future, certain levels of share ownership are exceeded, certain banking regulatory approvals may be required. In addition, the certificate of incorporation of Citizens places certain limitations on any such acquisition.

     (b-j) None.


Item 5. Interest in Securities of the Issuer

     (a) The aggregate percentage of shares of Common Stock reported owned by Tidal is based upon 2,871,500 shares outstanding at August 2, 1996, as indicated by the broker in the transaction. As of the close of business on August 7, 1996, Tidal beneficially owned 25,700 or 0.91% of such number of shares of Common Stock.

     (b) Tidal beneficially owns 25,700 shares of the Common Stock and has the sole power to vote and dispose of such shares.

     (c) No transactions in the shares of Common Stock were effected by Tidal during the past sixty days. All shares were purchased through a broker-dealer.

     (d-e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Investors,  Tidal's controlling shareholder,  is under the control of James
F. Dierberg. See Item 2. above. James F. Dierberg and Mary W. Dierberg are husband and wife.


Item 7. Material to Be Filed as Exhibits

     Exhibit 5(c) - Transactions in the Common Stock and Debentures effected during the past sixty days.

     Exhibit 7 - Copy of line of credit and demand note, pursuant to request of Tidal and instructions to the Form 13D, are included in the Confidential Exhibit Volume filed with the Secretary of the Commission and dated August 7, 1996.






     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 TIDAL INSURANCE LIMITED



Date:    August 7, 1996                By: /s/James F. Dierberg, President
                                           -------------------------------
                                              James F. Dierberg, President

                                  EXHIBIT INDEX




Exhibit No.                                                   Page No.

Exhibit 2A                                                        7

Exhibit 2B                                                        8

Exhibit 2C                                                        9

Exhibit 2D                                                       10

Exhibit 2E                                                       11

Exhibit 3                                                         *









* Confidential Exhibit, dated August 7, 1996, Filed with the Secretary of the Commission

                                   Exhibit 2A



TIDAL INSURANCE LIMITED


State or Other Place of Organization:                  British West Indies

Principal Business:                                    Insurance

Address of Principal Business:                         c/o Global Corporate &
                                                       Trust Management, LTD.
                                                       Zetlands Nevis
                                                       West Indies

Address of Principal Office:                           c/o Global Corporate &
                                                       Trust Managment, LTD.
                                                       Zetlands Nevis
                                                       West Indies

Criminal Proceedings During Last 5 Years:               None

Civil Proceedings During Last 5 Years:                  None

                                   Exhibit 2B


INVESTORS OF AMERICA, LIMITED PARTNERSHIP


State or Other Place of Organization:                 Nevada

Principal Business:                                   Investment in real estate
                                                      and stocks

Address of Principal Business:                        1504 Hwy. #395 N #8-00508
                                                      Garnerville, Nevada 89410




Address of Principal Office:                          1504 Hwy. #395 N #8-00508
                                                      Garnerville, Nevada 89410

Criminal Proceedings During Last 5 Years:             None

Civil Proceedings During Last 5 Years:                None

                                   Exhibit 2C


FIRST SECURITIES AMERICA, INC. (General Partner of Investors of America, Limited
                                Partnership)


State or Other Place of Organization:                  Missouri

Principal Business:                                    Insurance and investments

Address of Principal Business:                         Suite 404
                                                       135 North Meramec,
                                                       Clayton, Missouri 63105

Address of Principal Office:  Suite 404
                                                       135 North Meramec,
                                                       Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:              None

Civil Proceedings During Last 5 Years:                 None

                                   Exhibit 2D


JAMES F. DIERBERG (Director, President and controlling shareholder of First
                   Securities America, Inc.)


Residence or Business Address:                       39 Glen Eagles Drive, St.
                                                     Louis, Missouri 63124

Principal Occupation or Employment:                  Financial services

                      Name of Employer:              First Banks, Inc.

                      Principal Business:            Bank holding company

                              Address:               135 North Meramec,
                                                     Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:            None

Civil Proceedings During Last 5 Years:               None

Citizenship:                                         U.S.A.

                                   Exhibit 2E


MARY W. DIERBERG (Director, Secretary and Treasurer of First Securities America,
                  Inc.)


Residence or Business Address:                       39 Glen Eagles Drive, St.
                                                     Louis, Missouri 63124

Principal Occupation or Employment:                  Housewife

Criminal Proceedings During Last 5 Years:            None


Civil Proceedings During Last 5 Years:               None


Citizenship:                                         U.S.A.